SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

METALINK LTD.

(Name of Subject Company (Issuer))

TOP ALPHA CAPITAL S.M. LTD.

(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE

(Title of Class of Securities)

M69897110

(CUSIP Number of Class of Securities)

Daniel Magen

Top Alpha Capital S.M. Ltd.

5 Kinneret St., BSR Tower 3, Bnei Brak, Israel

Telephone: +972-72-211-7400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steve Kronengold, Adv.

SRK Kronengold Law Offices

7 Oppenheimer St.

Rehovot 76701, Israel

Telephone: +972-8-936-0999

CALCULATION OF FILING FEE

Transaction Valuation* $715,000	Amount of Filing Fee** $72.00

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the maximum number of ordinary shares of Metalink Ltd. subject to the tender offer (550,000 ordinary shares) by the offering price ($1.30 per share).
**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00010070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $72 Form or Registration No.: SC TO-T	Filing Party: Top Alpha Capital S.M. Ltd. Date Filed: January 13, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Top Alpha Capital S.M. Ltd., an Israeli corporation, ("Top Alpha"). The Schedule TO relates to the offer by Top Alpha to purchase 550,000 outstanding ordinary shares, nominal (par) value NIS 1.00 per share (the “Shares”), of Metalink Ltd. (“Metalink”), at $1.30 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO as reflected below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Schedule TO.

Amendments to Items 1 through 8 and 11 and the Offer to Purchase.

The Offer to Purchase and Items 1 through 1 and 11 of the Schedule TO, to the extent such Items incorporates by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.          "Sources and Amounts of Funds" in Section 10 of the Offer to Purchase is hereby amended and supplemented by inserting the following after the first paragraph of the section:

"We believe that disclosure of our financial statements is not material in the context of this offer. The disclosure is not material because:

•	The offer consideration consists solely of cash;

•	We possesses all of the necessary funds to consummate the offer from cash on hand, and the offer is not subject to any financing condition;

•	We have no outstanding obligations arising from the maintenance of a debt facility or other material liabilities;

•	We already hold a 24.9% equity interest in Metalink;

•	The consummation of the offer will not result in our obtaining any seats on Metalink's Board of Directors; and

•	After the consummation of the offer, we will not own a majority of the outstanding shares of Metalink."

2.          The time by which we will issue a press release stating whether or not the conditions of the offer have been satisfied, or subject to applicable law, waived by us, is hereby amended to be 9:00 a.m., New York time, or 4:00 p.m., Israel Time on the U.S. business day following the Initial Completion Date.

Accordingly, the third sentence in the fifth paragraph on the second page (page ii) of the Offer to Purchase is hereby amended to state: "We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m., New York time, or 5:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, stating whether or not the conditions of the offer have been satisfied or, subject to applicable law, waived by us."

The first sentence in the second bullet point in the section entitled "HOW LONG DO YOU HAVE TO DECIDE WHETHER TO ACCEPT THE OFFER AND TENDER YOUR SHARES?" on page 3 of the Offer to Purchase is hereby amended to state: " We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, stating whether or not the conditions of the offer have been satisfied or, subject to applicable law, waived by us."

The second sentence in the section entitled "HOW WILL YOU BE NOTIFIED IF THE OFFER IS EXTENDED?" on page 4 of the Offer to Purchase is hereby amended to state: "We will also publicly announce the new Initial Completion Date in accordance with applicable law, and in any event issue a press release to this effect no later than 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the first U.S. business day following the day on which we decide to extend the Initial Offer Period."

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The third sentence in the fourth paragraph on page 5 of the Offer to Purchase is hereby amended to state: "We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, stating whether or not the conditions of the offer have been satisfied or, subject to applicable law, waived by us."

The first sentence in the second paragraph of the section entitled "TERMS OF THE OFFER; PRORATION; EXPIRATION DATE" on page 10 of the Offer to Purchase is hereby amended to state: "We will publicly announce in accordance with applicable law, and in any event issue a press release by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, stating whether or not the conditions of the offer have been satisfied or, subject to applicable law, waived by us."

The first sentence in the third paragraph on page 11 of the Offer to Purchase is hereby amended to state: "We will publicly announce in accordance with applicable law and in any event issue a press release by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, stating whether the conditions of the offer have been satisfied or, subject to applicable law, waived by us."

The second sentence in the penultimate paragraph on page 11 of the Offer to Purchase is hereby amended to state: "We will also issue a press release announcing a new Initial Completion Date no later than 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the first U.S. business day following the day on which we decide to extend the Initial Offer Period."

3.          The fourth sentence in the last paragraph on page 5 of the Offer to Purchase is hereby amended to state: "We reserve the right (subject to applicable law and the rules of the United States Securities and Exchange Commission, or the SEC) to amend or, other than the conditions set forth in clause (a) of Section 11, waive any one or more of the terms and conditions of the offer."

4.          The section entitled "Purpose of the Offer; Reasons for the Offer" on page 8 of the Offer to Purchase is hereby amended and supplemented to state as follows:

"The purpose of the offer is for Top Alpha to increase its beneficial ownership of the issued and outstanding Metalink shares from its current level of approximately 24.9% up to approximately 49.9%. We are making this offer because we believe in the long-term prospects of Metalink, and would like to increase our ownership and voting interest in order to have more of an influence on the future direction of the Company. Even though Metalink is not currently operating any business, since it is a public company with cash reserves, we believe that Metalink will be able to leverage the benefits of being a public company with its financial resources either to acquire an operating business or to become a holding company by investing its cash reserves in other operating companies. Although not required under the federal securities laws, we are increasing our ownership interest in Metalink by way of this tender offer in order to comply with the requirements of Israeli law. According to Israeli law, we are not permitted to acquire additional Metalink shares if such acquisition would result in our percentage ownership of the voting power of Metalink exceeding either 45.0% or 25.0%, other than by means of a tender offer."

5.          The second full paragraph on page 9 of the Offer to Purchase is hereby deleted.

6.          The third bullet point in condition b(1) in Section 11 of the Offer to Purchase on page 23 is hereby amended to state as follows:

"•	such “event” would cause the terms of the offer as a result of such “event” to become materially different from the terms which a reasonable person in the offeror's position would have proposed had it known of such “event” on the date of this offer to purchase;

7.          The second paragraph on page 24 of the Offer to Purchase is hereby amended to state as follows:

"The foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such conditions, so long as they are material and are not caused exclusively by any action or inaction on our part, and , in the case of clause (b) above, subject to applicable law, may be waived by us in whole or in part at any time and from time to time until the Initial Completion Date (as may be extended), in each case, in the exercise of our reasonable judgment. You should be aware that, under Israeli law, we may not waive the conditions set forth in clause (a) above."

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Amendment to Item 10 of the Schedule TO

Item 10 of the Schedule TO is hereby amended by replacing the text under such Item with the following:

"(a) and (b) Financial and pro forma information with respect to Top Alpha has not been included in this Schedule TO because Top Alpha believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Top Alpha believes that the financial condition of Top Alpha is not material because (i) The consideration offered for the Shares consists solely of cash; (ii) the Offer is not subject to any financing condition; (iii) Top Alpha has sufficient sources of cash, including credit lines, to purchase the Shares, (iv) Top Alpha has no outstanding obligations arising from the maintenance of a debt facility or other material liabilities; (v) Top Alpha already holds a 24.9% equity interest in Metalink; (vi) The consummation of the Offer will not result in Top Alpha obtaining any seats on Metalink's Board of Directors; and (vii) After the consummation of the offer, Top Alpha will not own a majority of the outstanding shares of Metalink."

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

TOP ALPHA CAPITAL S.M. LTD.

By: /s/ Daniel Magen

Name: Daniel Magen

Title: CEO

Dated: January 28, 2016

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EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated January 13, 2016.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(F)	Notice of Objection.*
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*
(a)(5)(A)	Text of Press Release issued by Top Alpha on January 13, 2016.*
(b)	Not applicable.
(c) (d)	Not applicable. Not applicable.

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

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